SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 1, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – **ANGLOGOLD ASHANTI LIMITED FILES 2006 ANNUAL REPORT ON FORM 20-F WITH THE SEC ON JULY 9, 2007**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

ANGLOGOLD ASHANTI LIMITED FILES 2006 ANNUAL REPORT ON FORM 20-F

AngloGold Ashanti Limited (NYSE: AU) filed with the Securities and Exchange Commission (SEC), its annual report on Form 20-F for the year ended December 31, 2006 on July 9, 2007. The website addresses, from which AngloGold Ashanti's annual report on Form 20-F can be accessed are:

http://www.sec.gov/Archives/edgar/data/1067428/000120561307000086/0001205613-07-000086-index.htm

and

http://www.anglogoldashanti.co.za/NR/rdonlyres/93152F1A-72AE-4CE8-A4DD-EC77DC8C4869/0/2006Form20F.pdf

AngloGold Ashanti's shareholders, including holders of American Depositary Shares may receive hard copies of its annual report on Form 20-F, which contains the most recent audited consolidated financial statements, free of charge upon request. Such request should be made to either:

AngloGold Ashanti Limited   OR   AngloGold Ashanti North America Inc.
76 Jeppe Street   7400 E. Orchard Road
Newtown   Suite 350
2004   Greenwood Village, CO 80111
South Africa   United States

Telephone: +27 11-637-6128   Telephone: +1 303-889-0753
Fax: +27 11-637-6677   Fax: +1 303-889-0707
Email: leatwell@anglogoldashanti.com   Email: MPatterson@AngloGoldAshantiNA.com

Johannesburg, South Africa

1 November 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2007

AngloGold Ashanti Limited

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary